Registration No. 333-83232 Filed Pursuant to Rule 424(b)(2)

PROSPECTUS SUPPLEMENT NO. 10 TO THE PROSPECTUS DATED FEBRUARY 21, 2002

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE TORONTO-DOMINION BANK

DIVIDEND REINVESTMENT PLAN

1,200,000 COMMON SHARES

This is prospectus supplement no. 10 to the prospectus of The Toronto-Dominion Bank (the “Bank”) dated February 21, 2002 relating to the common shares of the Bank to be purchased under the Bank’s Dividend Reinvestment Plan (the “Plan”) on behalf of U.S. resident holders and other “U.S. Persons” (as defined in Regulation S under the U.S. Securities Act of 1933).

On May 25, 2023, the Bank announced that there will no longer be a discount to the Average Market Price applied to the issue of additional common shares from the Bank’s treasury. Most recently, the common shares have been issued from the Bank’s treasury at a discount of 2% to the Average Market Price. The first dividend for which this latest change will be effective is the dividend declared by the Board of Directors of the Bank on May 25, 2023 for the quarter ending July 31, 2023. This dividend is payable on and after July 31, 2023.

Registered Participants who wish to terminate participation in the Plan must give written notice to the Plan Agent addressed as follows.

If sent by mail, hand-delivered, or facsimile:	To contact the Plan Agent:
TSX Trust Company	Toll Free in North America
301-100 Adelaide Street West	1-800-387-0825
Toronto, Ontario	Outside North America: 416-682-3860
Canada M5H 4H1	Web site: www.tsxtrust.com
Attention: Income Disbursement	E-mail: shareholderinquiries@tmx.com
Facsimile: 1-888-488-1416

For Registered Participants who wish to terminate participation in the Plan, written notice must be received by the Plan Agent by no later than July 8, 2023 in order for the Registered Participant to ensure that any cash dividends to which they are entitled to be paid on and after July 31, 2023 are not reinvested in common shares under the Plan. In the event that a Registered Participant’s notice requesting termination of participation in the Plan is received by the Plan Agent between July 9, 2023 and July 31, 2023, termination will not be effective until the next Investment Date.

Non-Registered Participants in the Plan must contact their respective Intermediaries for instructions on the procedures to be followed to terminate participation in the Plan. Intermediaries may require their clients to provide them with notice by a different, and possibly earlier, date than July 8, 2023 in order to ensure that any cash dividends to which the Non-Registered Participants are entitled to be paid on and after July 31, 2023 are not reinvested in common shares under the Plan.

If Participants wish to continue participation in the Plan, they do not need to take any action.

In this prospectus supplement no. 10, the following words and terms have the meanings set out below:

“Average Market Price” means the daily average of weighted average prices for trades of board lots of common shares of the Bank on the Toronto Stock Exchange during each of the five trading days before the relevant Investment Date.

“Intermediary” means a financial institution, broker or other intermediary through which a shareholder holds their common shares of the Bank.

“Investment Date” means the date on which dividends are paid on the Bank’s common shares.

“Non-Registered Participants” means Participants that hold common shares of the Bank through an intermediary.

“Participants” means participants in the Plan.

“Plan Agent” means TSX Trust Company as agent for the Plan, or such other agent as may be appointed from time to time.

“Registered Participants” means Participants that hold certificates for their common shares of the Bank in their own name.

The Bank retains all of its rights under the Plan to determine whether the common shares purchased on behalf of Participants are purchased on the open market or from the Bank’s treasury, including the amount of the discount to the purchase price, if any.

The date of this prospectus supplement is May 25, 2023.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax consequences to “U.S. Holders” (as defined below) of participation in the Plan and the ownership and disposition of common shares acquired pursuant to the Plan. This summary applies only to common shares held as capital assets for U.S. federal income tax purposes. This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to holders subject to special treatment under the U.S. federal income tax laws, including, without limitation, dealers or brokers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding the common shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons who own or are deemed to own 10% or more of the Bank’s stock (by vote or value), partnerships or other pass-through entities for U.S. federal income tax purposes, persons required to accelerate the recognition of any item of gross income with respect to common shares as a result of such income being recognized on an “applicable financial statement” (as defined in Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”)) or U.S. Holders whose “functional currency” is not the U.S. dollar. Furthermore, the summary below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

As used herein, a “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership or a partner of a partnership holding common shares is urged to consult its own tax advisors.

This summary does not represent a detailed description of the U.S. federal income tax consequences to holders in light of their particular circumstances and does not address U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. U.S. Holders should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of participation in the Plan and the ownership and disposition of common shares acquired pursuant to the Plan, as well as any consequences arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Participation in the Plan

A Participant who acquires common shares pursuant to the Plan that are purchased from the Bank’s treasury will generally be treated for U.S. federal income tax purposes as having received a distribution in an amount equal to the fair market value of the common shares on the Investment Date (or possibly the amount of cash that the Participant would have received if it had not elected to participate in the Plan). A Participant who acquires common shares pursuant to the Plan that are purchased on the open market will generally be treated for U.S. federal income tax purposes as having received a distribution in an amount equal to the purchase price of such common shares plus any brokerage fees or commissions, if any, paid by the Plan Agent to acquire common shares from third parties. In either case, the amount treated as a distribution for U.S. federal income tax purposes will include any amounts withheld to reflect Canadian withholding taxes. A Participant’s initial tax basis in the common shares will be the amount treated as a distribution (as described above), and such distributions will be treated in the manner described below under “—Ownership and Disposition of the Common Shares—Dividends.” A Participant’s holding period in the common shares will begin on the day after the applicable Investment Date.

Upon a Participant’s termination of participation in the Plan, such Participant will not recognize any taxable income upon receipt of a certificate for whole common shares credited to the Participant’s account. However, a Participant that receives a cash payment for a fraction of a common share will generally recognize gain or loss with respect to that fractional share in the manner described below under “—Ownership and Disposition of the Common Shares— Sale, Exchange or Other Taxable Disposition of Common Shares.”

Ownership and Disposition of the Common Shares

Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the common shares (including amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of the Bank’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by such holder. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current income tax treaty between the United States and Canada (the “Treaty”) meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the common shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance, however, that the common shares will be considered readily tradable on an established securities market in the United States in later years. Furthermore, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from the Bank if the Bank is characterized as a passive foreign investment company in the taxable year in which such dividend is paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by a U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as U.S.-source ordinary income or loss.

Subject to certain conditions and limitations (including a minimum holding period requirement), Canadian withholding taxes on dividends (at a rate not exceeding any applicable Treaty rate) may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as foreign-source income and will generally constitute passive category income. If a U.S. Holder is eligible for benefits under the Treaty, any Canadian withholding taxes on dividends will not be creditable to the extent withheld at a rate exceeding the applicable Treaty rate. Furthermore, recently issued Treasury Regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, a U.S. Holder may be able to deduct Canadian withholding taxes on dividends in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

To the extent that the amount of any distribution exceeds the Bank’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

Passive Foreign Investment Company

In general, the Bank will be a passive foreign investment company (a “PFIC”) for any taxable year in which:

•	at least 75% of the Bank’s gross income is passive income; or

•	at least 50% of the value (generally determined based on a quarterly average) of the Bank’s assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain income derived in the active conduct of a banking business as discussed below, and royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If the Bank owns at least 25% (by value) of the stock of another corporation, for purposes of determining whether the Bank is a PFIC, the Bank will be treated as owning its proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income.

Based on the current and projected composition of the Bank’s income and assets and the valuation of its assets, including goodwill, the Bank does not expect to be a PFIC for its current taxable year or in the foreseeable future, although there can be no assurance in this regard. The determination of whether the Bank is a PFIC is made annually, and the Bank’s PFIC status may change due to changes in the composition of its income or assets or in the valuation of its assets. In addition, the determination is based in part upon certain proposed Treasury Regulations that are not yet in effect (although the U.S. Treasury Department has released guidance indicating that taxpayers may currently rely on them) and which are subject to change in the future. Those Treasury Regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Although the Bank believes it has adopted a reasonable interpretation of the Treasury Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation and the risk that the Bank may be a PFIC in any given year may be heightened by reason of the Bank’s assets that are held as investments as opposed to loans. In addition, the composition of the Bank’s income and assets will be affected by how, and how quickly, it spends the cash it may raise in any offering. If the Bank is PFIC for any taxable year during which a U.S. Holder holds common shares, such holder will be subject to special tax rules discussed below.

If the Bank is a PFIC for any taxable year during which a U.S. Holder holds the common shares and the holder does not make a timely mark-to-market election, as described below, such holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of the common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Bank was a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether the Bank is a PFIC is made annually, if the Bank is a PFIC for any taxable year during which a U.S. Holder holds the common shares, such holder will generally be subject to the special tax rules described above for that year and for each subsequent year in which such holder holds the common shares (even if the Bank does not qualify as a PFIC in such subsequent years). However, if the Bank ceases to be a PFIC, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if such holder’s common shares had been sold on the last day of the last taxable year during which the Bank was a PFIC. U.S. Holders are urged to consult their own tax advisors about this election.

If the Bank is a PFIC, U.S. Holders may be subject to additional reporting requirements. For instance, a U.S. Holder will generally be required to file IRS Form 8621 if such holder holds the common shares in any year in which the Bank is classified as a PFIC.

If the Bank is a PFIC for any taxable year during which a U.S. Holder holds the common shares and any of the Bank’s non-U.S. subsidiaries is also a PFIC, such holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to any of the Bank’s subsidiaries. In certain circumstances, in lieu of being subject to the rules discussed above regarding excess distributions and recognized gains, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury Regulations). The New York Stock Exchange is a qualified exchange for these purposes, but no assurance can be given that the common shares will be “regularly traded” for purposes of the mark-to-market election.

If a U.S. Holder makes an effective mark-to-market election, for each year that the Bank is a PFIC such holder will include as ordinary income the excess of the fair market value of such holder’s common shares at the end of the year over such holder’s adjusted tax basis in the common shares. A U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of such holder’s adjusted tax basis in the common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In addition, upon the sale or other taxable disposition of the common shares in a year that the Bank is a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

A U.S. Holder’s adjusted tax basis in the common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Bank may own (as discussed above), a U.S. Holder will generally continue to be subject to the rules discussed above regarding excess distributions and recognized gains with respect its indirect interest in any such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, holders of shares in a PFIC can sometimes avoid the PFIC rules described above regarding excess distributions and recognized gains by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option will not be available to holders of common shares because the Bank does not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of owning or disposing of common shares if the Bank is considered a PFIC in any taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the common shares in an amount equal to the difference between the amount realized for the common shares and such holder’s adjusted tax basis in the common shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition, the common shares have been held for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss for purposes of the foreign tax credit.

Additional Medicare Tax on Unearned Income

Certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over U.S.$200,000 (U.S.$250,000 if married and filing jointly or U.S.$125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the common shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends (including reinvested dividends) on the common shares and the proceeds of the sale or other taxable disposition of the common shares that are paid to U.S. Holders other than certain exempt recipients. A backup withholding tax (currently at a rate of 24%) may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number and a certification that it is not subject to backup withholding or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Individual U.S. Holders (and certain entities) that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. U.S. Holders are urged to consult their own tax advisors regarding such requirements with respect to the common shares.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”) encourage foreign financial institutions to report information about their U.S. account holders (including holders of certain equity or debt interests) to the IRS. Foreign financial institutions that fail to comply with the withholding and reporting requirements of FATCA and certain holders that do not provide sufficient information about their U.S. account holders or owners will be subject to a 30% withholding tax on certain payments they receive, including “foreign passthru payments” made by foreign issuers such as the Bank. The term “foreign passthru payment” is not currently defined in Treasury Regulations. Pursuant to proposed Treasury Regulations (the preamble to which indicates that taxpayers may rely on them prior to their finalization), any such withholding with respect to the common shares on foreign passthru payments would not begin before the date that is two years after the date on which final regulations defining the term “foreign passthru payment” are adopted.

As discussed above, since the term “foreign passthru payment” is not defined in Treasury Regulations, the future application of FATCA withholding tax on foreign passthru payments to holders of common shares is uncertain. If a U.S. Holder is subject to withholding, there will be no additional amounts payable by way of compensation to the U.S. Holder for the deducted amount. U.S. Holders should consult their own tax advisors regarding this legislation in light of their particular situations.

The foregoing is only a summary of certain U.S. federal income tax consequences of participation in the Plan and the ownership and disposition of common shares acquired pursuant to the Plan, and does not constitute tax advice. Participants are advised to consult their own tax advisors concerning the tax consequences applicable to their particular situations.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition of common shares acquired pursuant to the Plan by (a) “employee benefit plans” (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that are subject to Title I of ERISA; (b) plans (including individual retirement accounts (“IRAs”)) and other arrangements that are subject to Section 4975 of the Code or provisions under any other U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”); and (c) entities whose underlying assets are considered to include the assets of any of the foregoing described in clauses (a) and (b), pursuant to ERISA or otherwise (each of the foregoing described in clauses (a), (b) and (c), collectively, referred to herein as a “Pension Investor”).

The following summary regarding certain aspects of ERISA and the Code is based on ERISA and the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus. This summary is general in nature and does not address every issue pertaining to ERISA or the Code that may be applicable to us, the Plan or a particular investor. Accordingly, each prospective investor should consult with his, her or its own legal advisors in order to understand the issues relating to ERISA and the Code that affect or may affect the investor with respect to this investment.

ERISA and the Code impose certain requirements on Plan Investors that are Benefit Plan Investors (defined below), and on those persons who are “fiduciaries” as defined in Section 3(21) of ERISA and Section 4975 of the Code with respect to Benefit Plan Investors. The term “benefit plan investor” (“Benefit Plan Investor”) is generally defined to include “employee benefit plans” (within the meaning of Section 3(3) of ERISA) which are subject to Title I of ERISA, “plans” defined in and subject to Section 4975 of the Code (including “Keogh” plans and IRAs), as well as any entity whose underlying assets are considered to include “plan assets” by reason of such an employee benefit plan’s or plan’s investment in such entity (e.g., an entity of which 25% or more of the total value of any class of equity interests in the entity is held by “benefit plan investors” and which does not satisfy another exception under ERISA).

In considering an investment of the assets of a Plan Investor, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan Investor and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan Investor including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws and whether the investment is permitted under the terms of the applicable documents governing the Plan Investor. In addition, ERISA generally requires fiduciaries to hold all assets of a Benefit Plan Investor subject to Part 4 of Subtitle B of Title I of ERISA in trust and to maintain the “indicia of ownership” of such assets within the jurisdiction of the district courts of the United States. Each fiduciary of a Plan Investor should consider whether common shares acquired pursuant to the Plan satisfies these requirements.

A holder of common shares acquired pursuant to the Plan with the assets of a Benefit Plan Investor must also consider whether the acquisition of common shares acquired pursuant to the Plan will constitute or result in a non-exempt prohibited transaction. Section 406(a) of ERISA and Sections 4975(c)(1)(A), (B), (C) and (D) of the Code prohibit certain transactions that involve a Covered Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Benefit Plan Investor. Examples of such prohibited transactions include, but are not limited to, sales or exchanges of property or extensions of credit between a Benefit Plan Investor and a party in interest or disqualified person. Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code generally prohibit a fiduciary with respect to a Benefit Plan Investor from dealing with the assets of the Benefit Plan Investor for its own benefit (for example when a fiduciary of a Covered Plan uses its position to cause the Benefit Plan Investor to make investments in connection with which the fiduciary (or a party related to the fiduciary) receives a fee or other consideration). In this regard, ERISA and the Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has also issued a number of class exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code. These exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers (the so-called “service provider exemption”); Department of Labor

Prohibited Transaction Class Exemption (“PTCE”) 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Benefit Plan Investors relying on these or any other exemption should carefully review the exemption in consultation with its own legal advisors to assure the exemption is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

As a general rule, a governmental plan, as defined in Section 3(32) of ERISA (each, a “Governmental Plan”), a church plan, as defined in Section 3(33) of ERISA, that has not made an election under Section 410(d) of the Code (each, a “Church Plan”) and a plan maintained outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens (each, a “non-U.S. Plan”) are not subject to Title I of ERISA or Section 4975 of the Code . Accordingly, assets of such Plan Investors may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. Plan is not subject to Title I of ERISA or Section 4975 of the Code, it may be subject to Similar Laws. A fiduciary of a Government Plan, a Church Plan or a non-U.S. Plan should consider whether common shares acquired pursuant to the Plan satisfies the requirements, if any, under any applicable Similar Law.

Neither this prospectus nor anything in this prospectus is, or should be construed as, a representation or advice by the Bank or any of its affiliates that common shares acquired pursuant to the Plan meets any or all legal requirements applicable to investments by Plan Investors, including Governmental Plans, Church Plans and non-U.S., or that such an investment is appropriate for any particular Plan Investor.